

December 3, 2012

Via E-Mail
Mr. Steven Charles Manthey
Chief Executive Officer
Manthey Redmond Corporation
10940 Wilshire Boulevard, Suite 1600
Los Angeles, CA   90024

      Re: **Manthey Redmond Corporation**
              Amendment No. 1 to Form 10-K for the Year Ended December 31, 2011
              Filed November 16, 2012
              Form 10-Q filed November 14, 2012
              File No. 333-161600

Dear Mr. Manthey:

We have reviewed your response letter dated November 16, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-K for the Year Ended December 31, 2011

Item 8. Consolidated Financial Statements and Supplementary Data, page 13

Report of Independent Registered Public Accounting Firm, page F-1

1.   We note the revisions made in response to prior comment 4. However, your revisions inappropriately removed reference to the audit of the consolidated statements of operations, changes in stockholders' deficit and cash flows for the years ended December 31, 2011 and 2010. Please further amend the filing to include an audit report that opines on all financial statements in the filing. For example, the audit report should express an opinion on the consolidated results of operations and cash flows for the years ended December 31, 2011 and 2010 and for the period from April 20, 2009 (date of inception) through December 31, 2011.

Item 9A. Controls and Procedures, page 14

2.   We note the revisions made in response to prior comment 5. However, the language regarding the framework used to evaluate the Company's internal control over financial reporting was inappropriately inserted in the disclosure regarding the Company's disclosure controls and procedures (Item 9A, part (a)). Disclosure of the framework used by management should be included in Management's Annual Report on Internal Control over Financial Reporting (Item 9A, part (b)). Please revise to relocate the disclosure of the framework used by management to the appropriate location.

Form 10-Q for the period ended September 30, 2012

3.   We note your response to prior comment 1. In addition to revising your Form 10-K, please ensure that your future applicable filings avoid the implication that you have a class of securities registered under Section 12 of the Exchange Act or are otherwise required to file reports. We note, for example, that a box you checked on the cover page of the Form 10-Q filed November 14, 2012 indicates you are required to file reports under either Section 13(a) or 15(d) of the Exchange Act.

        You may contact David Burton, Staff Accountant at (202) 551-3626 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford, Staff Attorney at (202) 551-3637 or Geoff Kruczek, Legal Reviewer at (202) 551-3641 with any other questions. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

                                        Sincerely,

                                        /s/ Kevin L. Vaughn

                                        Kevin L. Vaughn
                                        Accounting Branch Chief